UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the year ended December 31, 2023

Howloo, Inc.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-12359

Delaware	81-2161226
(State or other jurisdiction of incorporation or organization)	(Employer Identification Number)

4206 Okeechobee Rd Fort Pierce, FL. 34947	941-237-0287
(Address of principal executive offices)	(Registrant’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

In this report, the term “the company” or “us” or “we” refers to  Flower Turbines, Inc.

Forward-Looking Statements

This Annual Report on Form 1-K may contain forward-looking statements relating to, among other things, the company, its business plan and strategy, and its industry. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “will,” “draft”, “initial”, “future”, or the negative of these terms or other variations and similar expressions or statements regarding future periods are intended to identify forward-looking statements. Any such statements reflect management’s current views with respect to future events based on information currently available and are subject to risks and uncertainties that could cause actual results to differ materially. Any forward-looking statements involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control.

These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report. Certain important risk factors that could cause actual results to differ materially from those in any forward-looking statements are described in the section labeled “Risk Factors” within the Company’s Offering Circular filed with the Securities & Exchange Commission on February 22, 2023, as modified by any Supplements and Amendments thereto.

ITEM 1. BUSINESS

This discussion should be read in conjunction with (1) the other sections of this Report, including, but not limited to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the attached Financial Statements and related exhibits, and (2) our Offering Circular for our Regulation A+ offering, including, but not limited to, the sections titled "Risk Factors," and the Supplements thereto. The various sections of this discussion contain a number of forward-looking statements, all of which are based on our current expectations and could be affected by the uncertainties and risk factors described throughout this Report and the Offering Circular.

Introduction

We are a community-engaged, small-batch coffee roasting company headquartered in Florida. We sell uniquely branded coffee products and merchandise online, nationally, under the brand “Blackout Coffee Co.,” including whole bean or ground coffee, coffee pods, flavored coffee, tea and hot cocoa. In 2021, we launched our subscription based coffee club model, through which customers receive regular deliveries of our products to their home or business. We have grown to almost 18,000 active subscribers since we launched the service. Our customers love our high-quality, distinctive coffees. They also love the opportunities we provide them to connect and support.

Our Products

We roast our premium specialty coffees entirely in-house and infuse them with traditional American values to create our own slice of the small-batch coffee industry, which is expected to reach $152.69 billion by 2030. Yahoo Finance, https://finance.yahoo.com/news/specialty-coffee-market-size-attain-

We source premium specialty grade green coffee beans which are graded at 80 points or above on a 100-point scale. Specialty coffees are grown at the perfect altitude, at the correct time of year, in the best soil, and then are harvested at just the right time. We work with local farmers that grow this high-quality coffee and we adopt a strict adherence to small batch roasting our coffee, which enables us to consistently provide coffee having exceptional taste! We currently work with five (5) different coffee bean providers, and there are a significant additional number of suppliers with which we can contract if there is any interruption in our supply chain with our current suppliers.

We roast, pack-and-ship our coffee with quickly – with a goal of shipping orders within 24-48 hours after receipt. This means our customers get the coffee beans just days after they’re roasted. The combination of our premium coffee beans, highly controlled roasting process, and immediate shipping gives our customers an elite coffee experience.

Our premium coffee blends have earned over 160,000 customers, more than 400,000 orders, and almost 18,000 active coffee club subscriptions.

We actively support the military, veterans, police, firefighters, first-responders, and all Americans who see their work as their duty - not just a job. We have partnered with Jared Yanis, The Dan Bongino Show (a highly ranked podcast in the United States), and have grown our revenue from $130,000 in 2019 to $2,400,000 in 2022. As of the date hereof, we have over $7,000,000 in sales during 2023.

Industry and Competition

Coffee subscriptions market is currently valued at US $685 million with a forecasted high-value of US $1.98 billion by end of 2032. https://www.factmr.com/report/coffee-subscription-market. The access to coffee software and easy integrations with e-commerce platforms have permitted coffee roasters to offer subscription coffee services and direct-to-customer sales at scale. According to a recent study published by The Brainy Insights, the global specialty coffee market is expected to grow from USD $53.67 billion in 2021 to USD $152.69 billion by 2030, at a compound annual growth rate (CAGR) of 12.32. Yahoo Finance, https://finance.yahoo.com/news/specialty-coffee-market-size-attain-200000218.html

Our focus on conservative values, duty, family, and rights, has resulted in a large, passionate customer base. The specialty coffee market, however, is intensely competitive. We face significant and increasing competition in all these areas in each of our channels and markets. If we cannot compete successfully with other entities in the market, we could lose customers and our revenue could decline. We expect competition in this market to continue to be intense as we compete on a variety of fronts, including, without limitation, anticipating and responding to changing consumer demands in a timely manner; establishing and maintaining favorable brand-name recognition; achieving and maintaining product quality; hiring and retaining key employees; maintaining and growing market share; developing quality and differentiated products that appeal to consumers; establishing and maintaining acceptable relationships with wholesale customers; pricing products appropriately; optimizing roasting and supply chain capabilities; and protecting our intellectual property.

Current Stage and Roadmap

Since we launched our Blackout Coffee Brand in 2018, we have created over 40 coffee roasts and flavors, and have experienced tremendous growth serving over 160,000 customers and surpassing 400,000 in fulfilled orders. During 2024, we moved our operations to a new facility in Fort Pierce, Florida, that has approximately 35,000 square feet of warehouse and manufacturing space.

Employees

We currently have 25 full time and one part-time employee, and various contractors in the United States.

Government Regulation

We are subject to extensive federal, state, and local government regulation, including those relating to, among others, public health and safety, nutritional content labeling and disclosure requirements and food safety regulations. Failure to obtain or retain licenses and registrations or exemptions would adversely affect the operation of our business. We are also subject to the Fair Labor Standards Act, the Immigration Reform and Control Act of 1986 and various federal and state laws governing such matters such as minimum wage, overtime, employment tax rates, workers compensation rates, citizenship requirements, and other working conditions. We are also subject to the Americans with Disabilities Act (“ADA”), which prohibits discrimination on the basis of a disability and public accommodations in employment, which may require us to design or modify our facilities to make reasonable accommodations for disabled persons.

Intellectual Property

In August 2023, we filed a trademark application for “Blackout Coffee Co.”

Property

We lease approximately 35,000 square feet of warehouse and manufacturing space in Fort Pierce, Florida.

Legal Proceedings

We are not involved in any litigation, and our management is not aware of any pending or threatened legal actions.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the twelve-month period ended December 31, 2022 (the “2022 Annual Period”), and the twelve-month period ended December 31, 2023 (the “2023 Annual Period”). This discussion should be read in conjunction with our audited consolidated financial statements and the related notes included in this report.

Overview

Our predecessor-in-interest, Howloo LLC, was formed as a Delaware limited liability on April 8, 2016, and converted into Howloo, Inc., a Delaware corporation, on January 1, 2023. Our headquarters are in Fort Pierce, Florida.

Results of Operation

The following summarizes the results of our operations in 2023 as compared to 2022:

	2023	2022	$ Change
Net Revenue	$7,311,191	$2,409,670	$4,901,521
Cost of Goods Sold	$2,482,547	$954,751	$1,527,796
Gross Profit (loss)	$4,828,644	$1,454,919	$3,373,725
Total Operating Expenses	$4,346,308	$1,263,618	$3,082,690
Operating Income	$482,336	$191,301	$291,035
Interest Expense	$(16,886)	$(4,950)	$(11,936)
Other Income/(Loss)	$29,632	$-	$29,632
Income Before Provision For Income Taxes	$495,082	$186,351	$308,731
Provision For Income Taxes	$(50,099)	$-	$(50,099)
Net Income	$444,983	$186,351	$258,632

Revenues

For the 2023 Annual Period we had revenues of $7,311,191, an increase of $4,901,521 over the 2022 Annual Period.  The increase in revenues during the 2023 Annual Period is primarily as a result of the launch of our subscription service, wholesale portal and our relocation to a larger facility that has increased our manufacturing capacity.

Cost of Goods Sold

For the 2023 Annual Period our cost of goods sold was $2,482,547, compared to $954,751 for the 2022 Annual Period, which increase is primarily as a result of our increase in sales.

Gross Profit

For the 2023 Annual Period our gross profit was $4,828,644, compared to $1,454,920 for the 2022 Annual Period.

Operating Expenses

For the 2023 Annual Period, our total operating expenses were $4,346,308, consisting of $2,405,188 for sales and marketing expenses, and $1,941,120 for general and administrative expenses. For the 2022 Annual Period, our total operating expenses were $1,263,618, consisting of $484,258 for sales and marketing expenses, and $779,360 for general and administrative expenses. The increase in operating expenses is primarily a result of increased sales and marketing expenses and expenses related to increased staffing requirements from the increase in our sales and equipment purchases and expenses in connection with the relocation of our facilities.

Net Income

For the 2023 Annual Period we had net income of $444,983, compared to net income of $186,351 for the 2022 Annual Period.

Liquidity and Capital Resources

As of December 31, 2023, we had cash in the amount of $2,149,126, as compared to $282,031 as of December 31, 2022.

	2023	2022	$ Change
Net Cash Provided By Operating Activities	$1,095	$406,207	$(405,112)
Net Cash Used In Investing Activities	$(670,789)	$(141,842)	$(528,947)
Net Cash Provided By/(Used In) Financing Activities	$2,536,789	$(150,000)	$2,686,789

Net cash provided by operating activities was $1,095 in 2023, as compared to $406,207 in 2022. The signifificant decrease in net cash provided by operating activities during 2023, is primviarly the result of a $403,468 increase in inventory purchases during 2023, and a $176,674 increase in accounts payable during 2023.

Net cash used in investing activities was $670,789 in 2023, as compared to $141,842 in 2022, with such increase being primarily as a result of an increase of $528,947 in purchases of property and equipment in connection with the relocation of our operations to a new facility and the resulting expansion of our operations.

Cash provided by financing activities was $2,536,789 in 2023, as compared to -$150,000 in 2022, with the increase resulting primarily from sales of securities in our various crowdfunding campaigns.

As of May 31, 2024, and excluding any future proceeds raised in our current Regulation A+ offering, we had sufficient operating capital to fund our operations through _______________.

We will incur significant additional costs in operating our business, including, but not limited to, in production, marketing, sales and customer service, and intend to continue to fund our operations, in part, through funds received from our pending Regulation A+ Offering. We may also engage in additional debt and/or equity financings as determined to be necessary.

Debt

In May 2020, we entered into an SBA Loan in the original principal amount of $131,900 that accrues interest at a rate of 3.75%, and matures in May 2050. We are required to make monthly payments of $644. As of December 31, 2023, $127,501 was outstanding under the SBA loan.

We are a party to a loan agreement with First Citizens Bank dated January 3, 2023, in the original principal amount of $93,700, which accrues interest at a rate of 6.819% per annum. We are required to make monthly payments of principal and interest based on an amortization schedule, and pursuant to which the loan shall be repaid in full in January 2029. As of December 31, 2023, $85,039 was outstanding under this loan.

Plan of Operations

We are investing in the continued growth of our brand and our manufacturing capacity and commenced manufacturing at our new facility in Fort Pierce, Florida in January 2024. We are seeking to continue to launch additional coffee flavors, flavored instant coffee, and expand into retail sales during 2024.

ITEM 3.  DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The following table sets forth information about our executive officers and directors.

Name	Position	Age	Term of Office	Approximate Hours per week for part-time employees
John Santos	Chief Executive Officer & Director	42	January 2023 – Present	Full Time
Rachael A. Santos	President, Chief Financial Officer, Secretary & Director	39	January 2023 - Present	Full Time

There are no arrangements or understandings between our executive officers and directors and any other persons pursuant to which the executive officer or director was selected to act as such.

John Santos, has served as our Chief Executive Officer and Director since our inception in January 2023. Prior thereto, between April 2016 and January 2023, he served as a Manager of Howloo, LLC, our predecessor-in-interest.

Rachael A. Santos, has served as our Chief Financial Officer, Secretary and Director since our inception in January 2023. Prior thereto, between April 2016 and January 2023, she served as a Manager of Howloo, LLC, our predecessor-in-interest.

Compensation

The table below reflects the annual compensation of each of the three highest paid persons who were executive officers or directors, during the fiscal year ended December 31, 2023:

Name	Capacities in which compensation received	Cash Compensation	Other Compensation	Total Compensation
John Santos 4206 Okeechobee Rd Fort Pierce, FL. 34947	Chief Executive Officer and Director	$76,500	$0	$76,500
Rachael A. Santos 4206 Okeechobee Rd Fort Pierce, FL. 34947	Chief Financial Officer, Secretary and Director	$8,200	$0	$8,200

The directors do not receive any compensation for their service as directors. John Santos and Rachael A. Santos are married.

ITEM 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our outstanding common stock (which are our only voting securities) as of May 31, 2024, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding common stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	John Santos 4206 Okeechobee Rd Fort Pierce, FL. 34947	6,458,400	0	37.69%
Common Stock	Rachael A. Santos 4206 Okeechobee Rd Fort Pierce, FL. 34947	6,458,400	0	37.69%
Common Stock	All directors and officers as a group (2 persons)	12,916,800	0	75.39%

ITEM 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Between November 2021 and March 2024, we leased an office building from Rollo Management LLC, an entity owned by John Santos our Chief Executive Officer and a director, and the holder, together with his spouse, of over 75% of our outstanding common stock.  We paid Rollo Management LLC, an aggregate of $109,183 in rent during the entire term of the lease.

Between October and March 2023, John Santos, our CEO and director advanced us an aggregate of $73,311 in various installments. The advances carry no interest and are due on demand. We repaid those advances during the 2023 Annual Period.

ITEM 6. OTHER INFORMATION

None.

ITEM 8. EXHIBITS

1	Posting Agreement with StartEngine Crowdfunding (1)

2.1	Certificate of Incorporation (2)

2.2	Certificate of Amendment to Amended and Restated Certificate of Incorporation (3)

2.3	Bylaws (4)

4	Form of Subscription Agreement (5)

5	Stockholder Agreement (6)

8	Escrow Services Agreement (7)

11	Consent of SetApart FS (8)

(1)	Filed as an exhibit to Howloo, Inc. Regulation A Offering Statement on Form 1-A/A filed January 19, 2024 (Commission File No. 024-12359) and incorporated herein by reference. Available at,
https://www.sec.gov/Archives/edgar/data/1967269/000110465924005174/tm242533d1_ex1.htm.

(2)	Filed as an exhibit to Howloo, Inc. Regulation A Offering Statement on Form 1-A/A filed January 19, 2024 (Commission File No. 024-12359) and incorporated herein by reference. Available at,
https://www.sec.gov/Archives/edgar/data/1967269/000110465924005174/tm242533d1_ex2-1.htm.

(3)	Filed as an exhibit to Howloo, Inc. Regulation A Offering Statement on Form 1-A/A filed January 19, 2024 (Commission File No. 024-12359) and incorporated herein by reference. Available at,
https://www.sec.gov/Archives/edgar/data/1967269/000110465924005174/tm242533d1_ex2-2.htm.

(4)	Filed as an exhibit to Howloo, Inc. Regulation A Offering Statement on Form 1-A/A filed January 19, 2024 (Commission File No. 024-12359) and incorporated herein by reference. Available at,
https://www.sec.gov/Archives/edgar/data/1967269/000110465924005174/tm242533d1_ex2-3.htm.

(5)	Filed as an exhibit to Howloo, Inc. Regulation A Offering Statement on Form 1-A/A filed January 19, 2024 (Commission File No. 024-12359) and incorporated herein by reference. Available at,
https://www.sec.gov/Archives/edgar/data/1967269/000110465924005174/tm242533d1_ex4.htm.

(6)	Filed as an exhibit to Howloo, Inc. Regulation A Offering Statement on Form 1-A/A filed January 19, 2024 (Commission File No. 024-12359) and incorporated herein by reference. Available at,
https://www.sec.gov/Archives/edgar/data/1967269/000110465924005174/tm242533d1_ex5.htm.

(7)	Filed as an exhibit to Howloo, Inc. Regulation A Offering Statement on Form 1-A/A filed January 19, 2024 (Commission File No. 024-12359) and incorporated herein by reference. Available at,
https://www.sec.gov/Archives/edgar/data/1967269/000110465924005174/tm242533d1_ex8.htm.

(8)	Filed herewith.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fort Pierce, State of Florida, on June 25, 2024.

HOWLOO, INC.

By	/s/ John Santos
	Title:	Chief Executive Officer, Principal Executive Officer and Director
	Dated:	June 25, 2024

By	/s/ Rachael A. Santos
	Title:	Principal Financial Officer, Principal Accounting Officer and Director
	Dated:	June 25, 2024

HOWLOO, INC.

dba. BLACKOUT COFFEE CO.

Audited Financial Statements

Years Ended December 31, 2023, and 2022

(Expressed in United States Dollars)

Index to Financial Statements

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors
Howloo, Inc. DBA Blackout Coffee Co.

LaBelle, Florida

Opinion

We have audited the financial statements of Howloo, Inc. DBA Blackout Coffee Co. (the “Company,”), which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of oeprations, changes in stockholders’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for period of twelve months from the date of issuance of these financial statements.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

June 7, 2024

Los Angeles, California

Howloo, Inc. DBA Blackout Coffee Co.

Balance Sheets

As of December 31,	2023	2022
(USD $ in Dollars)
ASSETS
Current Assets:
Cash & Cash Equivalents	$2,149,126	$282,031
Due from Related Party	-	3,000
Inventory	617,020	139,873
Prepaids and Other Current Assets	169,088	62,181
Total Current Assets	2,935,234	487,085

Property and Equipment, net	622,137	-
Intangible Assets, net	3,278	3,612
Right-of-Use Assets	1,323,770	-
Total Assets	$4,884,419	$490,697

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts Payable	$113,796	$145,235
Credit Card Liabilities	142,494	94,396
Loan from Stockholder	-	73,331
Current Portion of Loans and Notes	25,466	11,734
Current Portion of Lease Liabilities	102,121	-
Other Current Liabilities	54,362	13,438
Total Current Liabilities	438,239	338,134

Lease Liabilities, net of current portion	1,250,811	-
Loans and Notes, net of current portion	187,074	120,166
Total Liabilities	1,876,124	458,300

STOCKHOLDERS' EQUITY
Common Stock, $0.0001 par, 19,300,000 shares authorized, 16,861,854 and 0 shares issued and outstanding as of December 31, 2023 and 2022	1,686	-
Additional Paid-In Capital	2,529,229	-
Retained Earnings	477,380	-
Members' Equity	-	32,397
Total Stockholders' Equity	3,008,295	32,397
Total liabilities and stockholders' equity	$4,884,419	$490,697

See accompanying notes to financial statements.

Howloo, Inc. DBA Blackout Coffee Co.

Statements of Operations

For The Year Ended December 31,	2023	2022
(USD $ in Dollars)
Net Revenue	$7,311,191	$2,409,670
Cost of Goods Sold	2,482,547	954,751
Gross Profit	4,828,644	1,454,919

Operating Wxpenses
General and Administrative	1,941,120	779,360
Sales and Marketing	2,405,188	484,258
Total Operating Expenses	4,346,308	1,263,618

Operating Income	482,336	191,301

Interest Expense	(16,886)	(4,950)
Other Income/(Loss)	29,632	-
Income Before Provision For Income Taxes	495,082	186,351
Provision For Income Taxes	(50,099)	-
Net Income	$444,983	$186,351

Weighted Average Common Shares Outstanding - Basic And Diluted	16,861,854	-
Net Income (Loss) From Continuing Per Common Share - Basic And Diluted	$0.03	-

See accompanying notes to financial statements.

Howloo, Inc. DBA Blackout Coffee Co.

Statements of Changes in Stockholders’ Equity

				Additional		Total
	Common Stock		Members'	Paid-In	Retained	Stockholder’
(USD $ in Dollars, except per share data)	Shares	Amount	Equity	Capital	Earnings	Equity
Balance—December 31, 2021	-	$-	$(3,954)	$-	$-	$(3,954)
Distributions	-	-	(150,000)	-	-	(150,000)
Net Income	-	-	186,351	-	-	186,351
Balance—December 31, 2022	-	$-	$32,397	$-	$-	$32,397
Conversion from LLC to C-Corporation	14,352,000	1,435	(32,397)	-	32,397	1,435
Issuance of Common Stock	2,509,854	251	-	2,529,229	-	2,529,480
Net Income	-	-	-	-	444,983	444,983
Balance—December 31, 2023	16,861,854	$1,686	$-	$2,529,229	$477,380	$3,008,295

See accompanying notes to financial statements.

Howloo, Inc. DBA Blackout Coffee Co.

Statements of Cash Flows

For The Year Ended December 31,	2023	2022
(USD $ in Dollars)
CASH FLOW FROM OPERATING ACTIVITIES
Net Income	$444,983	$186,351
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and Amortization Expense	48,986	142,175
Non-cash Lease Expense	30,597	-
Changes in operating assets and liabilities:
Accounts Receivable, net	-	635
Due from Related Party	3,000	(3,000)
Inventory	(477,147)	(73,679)
Prepaids and Other Current Assets	(106,907)	(61,621)
Accounts Payable	(31,439)	145,235
Credit Card	48,098	65,691
Other Current Liabilities	40,924	12,257
Net Cash Provided By Operating Activities	1,095	414,044

CASH FLOW FROM INVESTING ACTIVITIES
Purchases Of Property And Equipment	(670,789)	(141,842)
Net Cash Used In Investing Activities	(670,789)	(141,842)

CASH FLOW FROM FINANCING ACTIVITIES
Distributions	-	(150,000)
Capital Contributions	2,529,480	-
Borrowing on Promissory Notes and Loans	80,640	-
Repayment on Shareholder Loans	(73,331)	-
Net Cash Provided By/(Used In) Financing Activities	2,536,789	(150,000)

Change In Cash & Cash Equivalents	1,867,095	122,202
Cash—Beginning Of The Year	289,868	167,666
Cash—End Of The Year	$2,156,963	$289,868

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash Paid During The Year For Interest	$28,386	$1,288
Cash Paid During The Year For Income Taxes	$-	$-

OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES
Right-Of-Use Assets Acquired In Exchange For Lease Liabilities	$1,323,770	$-

See accompanying notes to financial statements.

Howloo, Inc. DBA Blackout Coffee Co.

Notes to Financial Statements

For Years Ended to December 31, 2023 AND December 31, 2022

1.	nature of operations

Howloo, Inc. DBA Blackout Coffee Co. (which may be referred to as the “Company”, “we”, “us”, or “our”) was incorporated in as a Delaware LLC on April 8, 2016, as Howloo, LLC. On January 1, 2023, the Company was converted into a Delaware Corporation and the name was changed to Howloo, Inc. The Company’s headquarters are in Labelle, Florida.

Howloo, Inc. DBA Blackout Coffee Co. prides itself as an American, family owned and operated coffee roasting company that delivers, right to doorstep, small batches of freshly roasted coffee. We do not just have a passion for making coffee with an exciting but unique taste; but are also proud of what we do and want you to have an amazing cup of coffee knowing that all of our coffee beans are responsibly sourced.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company’s financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America (“GAAP” and “US GAAP”).

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis for reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2023, and 2022, the Company’s cash & cash equivalents exceeded FDIC insured limits by $1,595,851 and $26,482 respectively.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents and accounts receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Inventory

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and finished goods are determined using an average method.

Howloo, Inc. DBA Blackout Coffee Co.

Notes to Financial Statements

For Years Ended to December 31, 2023 AND December 31, 2022

Accounts Receivable

Accounts receivables are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management’s evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instrument – Credit Losses.”. This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as the Company’s customers are direct consumers and pay at the time of purchase. As of December 31, 2023, and 2022, the Company determined that allowance for expected credit loss was not material.

Property and Equipment

Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Equipment	5-10 years
Leasehold improvements	15 years
Vehicles	5 years

Intangible Assets

Intangible assets are stated at cost, net of accumulated amortization. Amortization is calculated using the straight-line method over the estimated useful lives to the residual value of the related assets. Intangibles include website development costs and are amortized over the period of fifteen years.

Impairment of Long-lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset’s estimated fair value. No such impairment was recorded for the years ended December 31, 2023 and 2022.

Howloo, Inc. DBA Blackout Coffee Co.

Notes to Financial Statements

For Years Ended to December 31, 2023 AND December 31, 2022

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification (“ASC”) 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer. The Company earns revenues from the sale of manufactured products (coffee, tea and cocoa) and sell them online and through B2B wholesale.

Cost of sales

Costs of goods sold include costs of raw material as well as other directly attributable expenses.

Income Taxes

The Company was formed as an S corporation for tax income purposes. Starting from 1.1.2023 the Company rescinded the S corporation election and converted to a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Fair Value of Financial Instruments

The carrying value of the Company’s financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

Howloo, Inc. DBA Blackout Coffee Co.

Notes to Financial Statements

For Years Ended to December 31, 2023 AND December 31, 2022

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company’s assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023, and December 31, 2022, amounted to $2,405,188 and $484,258, which is included in sales and marketing expenses.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through June 7, 2024, which is the date the financial statements were available to be issued.

3.	INVENTORY

Inventory consists of the following items:

As of December 31,	2023	2022
Packaging	191,732	78,207
Merchandise	153,726	16,930
Raw Material	253,255	39,455
Finished products	18,306	5,281
Total Inventory	$617,020	$139,873

4.	DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following items:

As of December 31,	2023	2022
Prepaid Expense	3,500	4,363
Deposits	6,200	36,037
Undeposited Funds	-	21,781
Escrow Receivable	159,388	-
Due from Related Party	-	3,000
Total Prepaids and Other Current Assets	$169,088	$65,181

Howloo, Inc. DBA Blackout Coffee Co.

Notes to Financial Statements

For Years Ended to December 31, 2023 AND December 31, 2022

Other current liabilities consist of the following items:

As of December 31,	2023	2022
Tax Payable	4,263	1,938
Accrued Interest	-	11,500
Income Tax Payable	50,099	-
Total Other Current Liabilities	$54,362	$13,438

5.	PROPERTY AND EQUIPMENT

As of December 31, 2023, and December 31, 2022, property and equipment consists of:

As of December 31,	2023	2022
Equipment	$850,846	$328,302
Vehicles	87,835	-
Leasehold Improvements	89,260	28,850
Property and Equipment, at cost	1,027,941	357,152
Accumulated Depreciation	(405,804)	(357,152)
Property and Equipment, net	$622,137	$-

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2023, and 2022 were in the amount of $48,652 and $141,842 respectively.

6.	INTANGIBLE ASSETS

As of December 31, 2023, and December 31, 2022, intangible assets consist of:

As of December 31,	2023	2022
Website	$5,000	$5,000
Intangible Assets, at cost	5,000	5,000
Accumulated Amortization	(1,722)	(1,388)
Intangible Assets, net	$3,278	$3,612

Amortization expenses for the fiscal years ended both December 31, 2023 and December 31, 2022 were in the amount of $333.

7.	CAPITALIZATION and equity transactions

Common stock

The Company is authorized to issue 19,300,000 shares designated as a $0.0001 par value Common Stock. As of December 31, 2023, and December 31, 2022, 16,861,854 shares and 0 Common Shares have been issued and are outstanding, respectively.

On January 1, 2023, the Company converted from an LLC to a C Corp, and the owners were issued 14,352,000 shares. Assuming that the shares have been outstanding for the fiscal years ended December 31, 2022, the outstanding basic and dilutive weighted average shares 2022 are 14,352,000 and the earnings per share was $0.013.

Howloo, Inc. DBA Blackout Coffee Co.

Notes to Financial Statements

For Years Ended to December 31, 2023 AND December 31, 2022

8.	Leases

In May 2023, the Company entered into a lease agreement to rent its business premises. The lease has an original period expiring in May 2029. We do not assume renewals in our determination of the lease term unless the renewals are deemed to be reasonably assured. Our lease agreements generally do not contain any material residual value guarantees or material restrictive covenants.

The weighted average lease term as of December 31, 2023, is 5 years.

The weighted average discount rate used for the year ended December 31, 2023, was 10%.

The aggregate minimum annual lease payments under operating leases in effect on December 31, 2023, are as follows:

For year ended December 31,
2024	$227,690
2025	312,403
2026	323,337
2027	334,654
2028	346,367
Thereafter	176,668
Undiscounted Lease Payments	1,721,118
Less: Present Value Discounts	(417,279)
Total	$1,303,840

9.	DEBT

The Company had outstanding term loans/ notes payable with varying maturities. Details of loans outstanding are as follows:

	Maturity year	Effective interest rate	2023	2022
SBA Loan	2050	3.75%	$127,501	$131,900
Bank Loan	2029	6.55%	85,039	-
Shareholder Loan	n/a	n/a	-	73,331
Total Notes Payable, net			212,540	205,231
Less: Current Portion, net			(25,466)	(11,734)
Notes Payable, net of current portion			$187,074	$193,497

Howloo, Inc. DBA Blackout Coffee Co.

Notes to Financial Statements

For Years Ended to December 31, 2023 AND December 31, 2022

As of December 31, 2023, the aggregate maturities of long-term borrowings are as follows:

Year ending December 31, 2023
2024	$25,466
2025	19,085
2026	20,091
2027	21,165
2028	22,310
Thereafter	104,423
Total Maturities	212,540
Less: Current Portion Notes Payable	(25,466)
Notes Payable, net of current portion	$187,074

10.	RELATED PARTY TRANSACTIONS

The Company leases an office building from the CEO’s holding company. The terms of the lease call for monthly payments and the Company recognized $42,227 and $38,500 in expenses in 2023 and 2022, respectively. The Company also had a $3,000 receivable from this company as of December 31, 2022.

The Company was loaned funds from shareholders totaling $73,331 as of December 31, 2022. The amounts did not accrue interest and were due on demand. The funds were repaid in full during 2023.

11.	Income Taxes

Income tax expense consists of the following:

For The Year Ended December 31,	2023	2022
Current:
Federal, state, and local	$50,099	$-
Total Tax Expense	$50,099	$-

12.	Commitments and Contingencies

Operating leases

On May 11, 2021, the Company entered into a lease agreement with Rollo Management LLC, for a short-term lease of business premises located in LaBelle, Florida. Rent expenses were in the amount of $42,227 and $38,500 as of December 31, 2023, and December 31, 2022, respectively.

Howloo, Inc. DBA Blackout Coffee Co.

Notes to Financial Statements

For Years Ended to December 31, 2023 AND December 31, 2022

Contingencies

The Company’s operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company’s operations.

13.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023, through June 7, 2024, which is the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.